Issuer Free Writing Prospectus, dated June 10, 2025
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement
dated June 10, 2025
Registration Statement No. 333-282376

Omega Healthcare Investors, Inc.
$600,000,000
5.200% Senior Notes due 2030
June 10, 2025

Issuer:	Omega Healthcare Investors, Inc.
Guarantees:

The notes will be fully and unconditionally guaranteed, jointly and severally, by the Issuer’s existing and future subsidiaries that guarantee unsecured indebtedness for money borrowed of the Issuer in a principal amount at least equal to $50 million (including the Issuer’s existing senior notes, unsecured revolving credit facility and unsecured term loans).

Expected Ratings*:	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)
Title of Securities:	5.200% Senior Notes due 2030
Aggregate Principal Amount:	$600,000,000
Trade Date:	June 10, 2025
Settlement Date:	June 20, 2025 (T +7)
Final Maturity Date:	July 1, 2030
Issue Price to Public:	99.118% plus accrued interest, if any, from June 20, 2025
Gross Proceeds to Issuer:	$594,708,000
Coupon:	5.200%
Yield to Maturity:	5.402%
Benchmark Treasury:	UST 4.000% due May 31, 2030
Benchmark Treasury Yield:	4.082%
Spread to Benchmark Treasury:	+132 basis points
Interest Payment Dates:	January 1 and July 1, commencing January 1, 2026

Record Dates:	June 15 and December 15
Optional Redemption	Make-whole call @ T+20 bps
Provisions:	Par call on or after June 1, 2030
CUSIP/ISIN Numbers:	681936 BP4 / US681936BP48
Use of Proceeds:	The Issuer intends to use the proceeds of this offering for general corporate purposes, which may include repaying debt and future acquisition or investment opportunities and to pay certain fees and expenses related to this offering. Until the proceeds from a sale of securities by the Issuer are applied to their intended uses, they may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or indirect or guaranteed obligations of the United States.
Joint Book-Running Managers:

Wells Fargo Securities, LLC

BofA Securities, Inc.

Credit Agricole Securities (USA) Inc.

J.P. Morgan Securities LLC

Citizens JMP Securities, LLC

Barclays Capital Inc.

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

M&T Securities, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

Truist Securities, Inc.

Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. Raymond James & Associates, Inc. SMBC Nikko Securities America, Inc. Stifel, Nicolaus & Company, Inc.

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, Inc. toll-free at 1-800-645-3751, BofA Securities, Inc. toll-free at 1-800-294-1322, Credit Agricole Securities (USA) Inc. at 866-807-6030, or J.P. Morgan Securities LLC collect at 1-212-834-4533.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before their delivery will be required, by virtue of the fact that the Notes initially will settle in seven business days (T+7), to specify alternative settlement arrangements to prevent a failed settlement.